[redacted]

03013988

AB 3/6/03

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SEC FILE NUMBER
8-45039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Seslia Virgin Islands Securities Inc

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7A Crystal Gade
(No and Street)

St. Thomas (City) USVI (State) 00802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Cook 973-744 3307
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Neill Anderson + Associates LLC
(Name — if individual, state last, first, middle name)

Po Box 24775 (Address) Gallows Bay (City) Christiansted (State) St. Croix VI 00824 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C. 155

SEC 1410 (2-89)

PJP 3/19

OATH OR AFFIRMATION

I, Thomas E. Cook, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Sesliа Virgin Islands Securities Inc, as o 31 December 2002, 19__, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

None

Signature

Title

ANN L. D'ARIES
NOTARY PUBLIC OF NEW JERSEY

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seslia Virgin Islands Securities, Inc.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

Seslia Virgin Islands Securities, Inc.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2002 and 2001

CONTENTS

O'Neill, Anderson & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Post Office Box 24775
Gallows Bay, St. Croix
U.S. Virgin Islands 00824
(340) 773-4305 Fax: (340) 773-9850
www.oaacpa.com

St. Thomas Office
15B Norre Gade
St. Thomas V.I. 00804
(340) 774-4660

Pablo O'Neill, MBA, CPA
Vincent R. Anderson, CPA

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.

We have audited the accompanying balance sheets of Seslia Virgin Islands Securities, Inc. (a Virgin Islands corporation) as of December 31, 2002 and 2001 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Seslia Virgin Islands Securities, Inc. as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

O'Neill Anderson & Associates, LLC

St. Croix, Virgin Islands
February 20, 2003

Seslia Virgin Islands Securities, Inc.

BALANCE SHEETS

December 31,

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Current portion of long-term debt	$ 1,926	$ 1,882
Accounts payable	33,514	14,871
Accrued income taxes	6,800	
Accrued liabilities	49,298	10,005
Total current liabilities	91,538	26,758
LONG-TERM LIABILITIES		
Due to affiliate	-	20,457
Long-term debt, less current maturities	15,700	17,592
Total long-term liabilities	15,700	38,049
STOCKHOLDER'S EQUITY		
Common stock - 10,000 shares authorized, 1,000 shares issued and outstanding of no par value	25,000	25,000
Additional paid-in capital	182,000	182,000
Retained earnings	119,280	91,015
Total stockholder's equity	326,280	298,015
	$ 433,518	$ 362,822

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended December 31,

	2002	2001
Revenues	$ 1,482,839	$ 1,156,506
Operating expenses		
Fees and commissions	361,910	338,954
General and administrative	1,083,117	806,208
Depreciation	11,784	11,861
Total operating expenses	1,456,811	1,157,023
Income (Loss) from operations	26,028	(517)
Other income (deduction)		
Unrealized loss on securities	(1,918)	(272)
Investment income	10,955	14,421
Total other income	9,037	14,149
Income before provision for income taxes	35,065	13,632
Provision for income taxes	6,800	-
NET INCOME	28,265	13,632
Retained earnings, January 1,	91,015	77,383
Retained earnings, December 31,	$ 119,280	$ 91,015

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2001	$ 25,000	$ 182,000	$ 77,383
Net income	-	-	13,632
Balances at December 31, 2001	25,000	182,000	91,015
Net income	-	-	28,265
Balances at December 31, 2002	$ 25,000	$ 182,000	$ 119,280

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2002	2001
Cash flows from operating activities:		
Net income	$ 28,265	$ 13,632
Adjustments to reconcile net income to net cash (used) provided by operating activities:		
Depreciation and amortization	11,784	11,861
Unrealized loss on securities	1,918	272
(Increase) Decrease in:		
Accounts receivable	44,063	(41,927)
Prepaid expenses	(2,743)	(3,520)
(Decrease) Increase in:		
Accounts payable	18,643	(8,539)
Accrued income taxes	6,800	
Accrued liabilities	39,293	(9,489)
Net cash (used) provided by operating activities	148,023	(37,710)
Cash flows from investing activities:		
Payments for the purchase of property and equipment	(7,875)	-
Investments, net	2,747	(28,711)
Net cash used by investing activities	(5,128)	(28,711)
Cash flows from financing activities:		
Advances from (to) affiliate	(61,261)	46,884
Principal payments on long-term debt	(1,848)	(2,102)
Net cash provided (used) by financing activities	(63,109)	44,782
NET CASH (USED) PROVIDED BY ALL ACTIVITIES	79,786	(21,639)
Cash and cash equivalents, January 1,	33,201	54,840
Cash and cash equivalents, December 31,	$ 112,987	$ 33,201
Supplemental disclosure		
Interest paid	$ 572	$ 585

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and purpose - Seslia Virgin Islands Securities, Inc. was incorporated April 30, 1992 to engage in and carry on a general securities brokerage, investment and financial consulting business.

Cash Equivalents - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment - Property and equipment are carried at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the respective assets.

Investments - The Company maintains cash and/or investments held for long term in a "good faith deposit account" to meet the NASD capital requirements. For financial reporting purposes, the investments are recorded at the lower of cost or market.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs - The Company conducts nondirect response advertising. These costs are expensed as incurred. Advertising costs for the years ended December 31, 2002 and 2001 are $26,990 and $15,393, respectively.

Income taxes - Provision for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income taxes - Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE B - INVESTMENTS

The Company invests in certificate of deposits and corporate bonds. At December 31, 2002 and 2001, these securities were classified as available for sale and are reported at fair value, with the unrealized gains and losses included in comprehensive income.

December 31,	2002	2001
Fair market value	$ 158,129	$ 162,794
Cost	$ 160,047	$ 163,066
Unrealized loss	$ 1,918	$ 272

NOTE C - RELATED PARTY TRANSACTIONS

Seslia Virgin Islands Securities, Inc. (the Company) is a wholly owned subsidiary of Seslia & Company, (the Parent) a Pennsylvania corporation. The Company had received funds from Seslia & Company for organizational costs. The Company also pays a monthly management fee representing the use of Seslia & Company personnel and services. Management fees incurred for 2002 and 2001 totalled $120,000 and $120,000, respectively.

Balances arising from transactions with the parent company are as follows:

December 31,	2002	2001
Due from (to) parent	$ 40,804	($ 20,457)

Also, see note F with respect to operating lease agreement with parent company.

NOTE D - LONG-TERM DEBT

Long-term debt consists of the following at December 31,

	2002	2001
4% loan payable to the SBA in monthly installments of $220 which includes interest; collateralized by fixed assets; final installment due August 2010	$ 17,626	$ 19,474
Less current maturities	1,926	1,882
	$ 15,700	$ 17,592

Based on market rates for similar loans, at December 31, 2002 and 2001, the fair value of the notes approximates their carrying amount. The aggregate maturities of long-term debt are as follows:

Year ending December 31,

2003	$ 1,926
2004	2,038
2005	2,101
2006	2,269
2007	2,318
Thereafter	6,674
	$ 17,326

NOTE E - INCOME TAXES

The Company utilized net operating loss carry forwards for the years ending December 31, 2002 and 2001 of approximately $17,875 and $20,163, respectively. As of December 31, 2002, the Company has used all available net operating losses. In addition, the Company has available capital loss carryovers of approximately $11,700 to offset future years capital gains.

NOTE F - COMMITMENTS

The Company is obligated under an operating lease agreement dated September 1998 for rent of $2,900 per month until January 2001. Rent is fixed for the initial two years and will increase annually based upon Consumer Price Index until it expires December 2011. The agreement provides a ten-year renewal option to be negotiated based on the Consumer Price Index. The lease is with the parent company Seslia & Company.

The Company also leases office space under an operating lease agreement with monthly payments of $1,100.

The Company leases storage facilities from an unrelated party at a monthly rate of $95.

Rent expense for the years ended December 31, 2002 and 2001 amounted to $49,140 and $48,855 respectively.

NOTE G - EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2002 and 2001 was $10,339 and $9,409, respectively.

SUPPLEMENTARY INFORMATION

O'Neill, Anderson & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Post Office Box 24775
Gallows Bay, St. Croix
U.S. Virgin Islands 00824
(340) 773-4305 Fax: (340) 773-9850
www.oaacpa.com

St. Thomas Office
15B Norre Gade
St. Thomas V.I. 00804
(340) 774-4660

Pablo O'Neill, MBA, CPA
Vincent R. Anderson, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements; but Schedules II and III contain information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Neill Anderson & Associates, LLC

St. Croix, Virgin Islands
February 20, 2003

Seslia Virgin Islands Securities, Inc.

SCHEDULE I
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

Years Ended December 31,

	2002	2001
Salaries and wages	$ 495,856	$ 330,516
Management fees	120,000	120,000
Employee benefits	73,105	47,092
Gross receipts taxes	57,315	45,139
Rent	49,140	48,855
Professional fees	46,510	36,753
Payroll taxes	40,918	33,454
Travel	35,580	13,575
Telephone	30,587	33,266
Advertising	26,990	15,393
Dues and subscription	21,093	16,993
Supplies	12,975	7,125
Postage	11,032	10,466
Repairs and maintenance	10,419	10,572
Pension plan	10,339	9,409
Meals and entertainment	7,175	3,776
Board meetings	6,509	-
Utilities	6,128	6,133
Training and education	5,619	3,558
Insurance	5,010	2,394
Contributions	4,400	3,200
Equipment lease	3,057	4,442
Promotion	1,414	1,284
Bank fees	1,405	1,321
Franchise taxes	310	1,315
Miscellaneous	231	177
	$ 1,083,117	$ 806,208

Seslia Virgin Islands Securities, Inc.

SCHEDULE II
SCHEDULES OF COMPUTATION OF NET CAPITAL

Years Ended December 31,

	2002	2001
NET CAPITAL		
Total stockholder's equity qualified for net capital	$ 326,280	$ 298,015
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment and leasehold improvements	(33,941)	(37,850)
Other assets	(15,275)	(12,532)
Due from parent company	(40,804)	-
Receivables over 30 days old	(9,760)	(5,567)
Net capital before haircuts on securities positions	226,500	242,066
Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f)		
A. Trading and investment securities		
1. Other securities	(5,771)	(2,460)
B. Other	(2,199)	(613)
	$ 218,530	$ 238,993
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition	$ -	$ -
Other liabilities	107,237	64,807
	$ 107,237	$ 64,807
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital at 100%	$ 118,530	$ 138,993
Ratio: Aggregate indebtedness to net capital	49%	27%

Seslia Virgin Islands Securities, Inc.

SCHEDULE III
SCHEDULES OF COMPLIANCE ITEMS

December 31, 2002 and 2001

- No material inadequacies were found during the audits of Seslia Virgin Islands Securities, Inc.

- A Statement of Changes in Liabilities Subordinated to General Creditors was not included in the financial statement presentation, as Seslia Virgin Islands Securities, Inc. did not have any subordinated liabilities to General Creditors at December 31, 2002 and 2001 or during those calendar years.

- Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31,

	2002	2001
Unaudited net capital - Focus - IIS Report	$ 326,280	$ 298,015

- A statement concerning reserve requirements and information relating to possession or control requirements was not included in the financial statements presentation since Seslia Virgin Islands Securities, Inc. is exempt from this requirement.